SCHWANBERG INTERNATIONAL INC.

#1905, 101 - 6th Avenue SW ◇ Calgary, AB T2P 3P4 Canada ◇ Tel: (403) 265-3347 ◇ Fax: (403) 265-3348 ◇ TSX Venture "SCH"


03045310

FILE No. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

2003-12-03

United States Securities
And Exchange Commission
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
DEC 15 2003
WASH. D.C.
181
SECTION

Dear Sir or Madam:

Re: Financial Statements for Period Ending September 30, 2003

Please find enclosed the above financial statements together with a news release.

Should you have any questions regarding this document please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,


PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

SCHWANBERG INTERNATIONAL INCORPORATED

Wendy Irvine
Executive Assistant

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

SCHWANBERG INTERNATIONAL INCORPORATED

"NOTICE TO READER"

TO THE SHAREHOLDERS OF
SCHWANBERG INTERNATIONAL INCORPORATED

We have compiled the Balance Sheet as at September 30, 2003 and the Statement of Loss and Deficit of Cash flows. These statements were prepared internally and readers are cautioned that the statements may not be appropriate for their purposes.

Signed "Burkhard Franz"
Director/President(Interim)

Signed "Savi Franz"
Director/CFO

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEET

	SEPTEMBER 30 2003	DECEMBER 31 2002
ASSETS		
Current		
Cash	$ 429,106	$ 446,279
Accounts receivable	513,877	569,252
Income tax receivable	-	14,269
Prepaid expenses and deposits	-	20,154
Investments	38,593	
	981,576	1,049,954
Property, Plant And Equipment (Note 4)	1,207,407	1,028,166
	$ 2,188,983	$ 2,078,120
LIABILITIES		
Current		
Bank indebtedness (Note 6)	$ 10,000	$ 270,000
Accounts payable and accrued liabilities	1,185,770	1,023,095
Payable to related parties	-	84,779
	1,195,770	1,377,874
Future Income Taxes	181,600	181,600
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	1,505,742	1,265,742
Contributed Surplus	138,759	138,759
Deficit	(832,888)	(885,855)
	811,613	518,646
	$ 2,188,983	$ 2,078,120

Approved by the Directors:

"Burkhard Franz"
Director

"Savi Franz"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	2003	2002
Income				
Oil and gas revenue	$ 302,204	$ -	$ 521,136	$ -
Interest	506	2,287	826	3,653
	302,710	2,287	521,962	3,653
Cost Of Production				
Operating expenses	133,720	-	202,636	-
Depletion	91,155	-	161,042	-
	224,875	-	363,678	-
	77,835	2,287	158,284	3,653
Administrative Expenses				
Bank charges and interest	4,260	396	9,373	1,535
Office facilities and services	4,498	5,324	37,689	15,192
Professional fees	10,906	14,496	48,854	24,521
Promotion and travel	5,875	1,175	17,900	4,614
Telephone	2,211	803	16,767	3,615
Regulatory	1,799	2,028	9,751	9,919
Transfer agent	848	930	3,576	2,112
Depreciation	885	-	1,889	-
Management fees	26,468	18,000	50,468	36,000
Consulting fees	3,767	-	9,329	-
Overhead recovery	(100,279)	-	(100,279)	-
	(38,762)	45,770	105,317	97,508
Income (Loss) Before The Following	116,597	(43,483)	52,967	(93,855)
Write Down Of Advances Receivable	-	(46,715)	-	(46,715)
Net Income (Loss) For The Period	116,597	(90,198)	52,967	(140,570)
Deficit, Beginning Of Period	(949,485)	(755,205)	(885,855)	(704,833)
Deficit, End Of Period	$ (832,888)	$ (845,403)	$ (832,888)	$ (845,403)
Basic And Diluted Income (Loss) Per Share	$ 0.01	$ (0.01)	$ 0.01	$ (0.02)
Basic And Diluted Weighted Average Number Of Shares	13,206,718	10,339,327	12,212,213	9,097,893

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	2003	2002
Cash Flows From Operating Activities				
Income (Loss) for the period	$ **116,597**	$ (90,198)	$ **52,967**	$ (140,570)
Add: Items not involving cash:				
Write down of advances receivable	-	46,715	-	46,715
Depletion and depreciation	**92,040**	-	**162,931**	-
	208,637	(43,483)	**215,898**	(93,855)
Change in non-cash working capital items	**(5,596)**	64,928	**252,473**	176,711
	203,041	21,445	**468,371**	82,856
Cash Flows From Investing Activities				
Investments	**(4,411)**	-	**(63,593)**	-
Oil and gas property acquisitions	**(91,293)**	-	**(306,062)**	-
Purchase of capital assets	-	-	**(11,110)**	-
Acquisition of subsidiary, net of cash acquired	-	(633,098)	-	(633,098)
	(95,704)	(633,098)	**(380,765)**	(633,098)
Cash Flows From Financing Activities				
Shares issued for cash	**240,000**	65,000	**240,000**	65,000
Bank indebtedness	**(237,670)**	240,000	**(270,000)**	240,000
Payable to related parties	**(35,000)**	45,000	**(74,779)**	45,000
	(32,670)	350,000	**(104,779)**	350,000
Increase (Decrease) In Cash	**74,667**	(261,653)	**(17,173)**	(200,242)
Cash, Beginning Of Period	**354,439**	377,074	**446,279**	315,663
Cash, End Of Period	$ **429,106**	$ 115,421	$ **429,106**	$ 115,421

SCHWANBERG INTERNATIONAL INCORPORATED

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Schwanberg International Incorporated (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATIONAL INCORPORATED

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of the Company for the nine months period ended September 30, 2003. Accordingly, these financial statements include the results of operations and cash flows for the nine month period ended September 30, 2003 and the reader must be aware that historical results are not necessarily indicative of the future performance.

For the three-month period ended September 30, 2003 the Company generated a profit of $116,597, or $0.01 per share, compared to a loss of $43,483 for the three months ended September 30, 2002.

Oil, natural gas and natural gas liquids (NGL's) sales averaged 87 barrels of oil equivalent per day ("boepd"), an increase of 50 boepd or 135% from the average sales rate during the second quarter of 2003. Workover operations at one well in Garrington were successful and increased production from July onwards

The average price received was $39.65 per barrel ("bbl") of oil, $24.31 per bbl of NGL's and $5.81 per thousand cubic feet ("mcf") of gas. Average price received per barrel of oil equivalent ("boe") was $37.66 compared to the average price of $33.73 per boe for the second quarter of 2003. Three quarters of the Company's production is oil.

Operating costs during the third quarter averaged $9.35 per boe, a reduction of 46% from the average operating cost of $17.35 per boe during the second quarter of 2003.

Steady high commodity prices, increased production and lower per unit operating costs resulted in a higher netback average of $28.61 per boe, more than double the average netback of $13.43 during the second quarter of 2003.

Capital Expenditures

During the nine months ended September 30, 2003 the Company through its subsidiary Lanex Resources Inc. incurred capital expenditures as follows:

Property acquisitions (P&NG)	$ 83,321
Geological & Geophysical	750
Drilling & Completion	197,838
Production facilities	49,252
Securities	38,593
Office Furniture	11,011
Total Capital Expenditure	$ 380,765

Liquidity and Capital Reserves

The Company's working capital as at September 30, 2003 was $(214,194) a reduction in the deficit at June 30, 2003 quarter of $140,245. The reduction in the deficit from the end of the second quarter of 2003 resulted from increased revenues due to increased production, steady commodity prices and lower costs. Also, the Company paid off its bank loan of $237,670 except for $10,000. At September 30, 2003 the Company had $429,106 in cash.

Review of Operations

Lanex holds varying working and royalty interests in 11.5 sections of land in the Garrington area of central Alberta.

The Company completed a workover of the Cardium formation in the well at 4-20-34-3 W5M at Garrington at the end of the second quarter. Lanex is the operator and has a fifty per cent working interest in the well. The well is tied into Lanex operated compression and treating facilities. During the third quarter, the well produced at an average rate of 132 boepd, 61 boepd net to Lanex.

A suspended Viking oil well at 6-6-35-2 W5M was re-completed in the Pekisko formation in the first quarter. Lanex has a 10% working interest in

this well. In the second quarter the Company applied to the Alberta Energy & Utilities Board ("AEUB") for Good Production Practice ("GPP") on the well to allow production above the 70 barrel per day ("bpd") allowable. GPP was granted by the AEUB on the well effective September 1, 2003. During September, the well produced at an average rate of 160 boepd, 16 boepd net to Lanex.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to September 30, 2003

No material events occurred subsequent to September 30, 2003.

Outlook for the Fourth Quarter of 2003

The Company has received approval from its partners in the well at 6-6-35-2 W5M to construct a flowline from the well to the 6-35 Battery. Pending AEUB approval, the new flowline will be completed before the end of the year.

Approval has been received from the AEUB to commingle the Cardium and Glauconite zones in the well at 4-20-34-3W5. The Glauconite zone was producing approximately 100 mcf per day (17 boepd) before being shut-in to re-complete the well in the Cardium. The Cardium zone produced an average of 132 boepd during the third quarter.

General optimization opportunities are being reviewed for most of the wells currently and fluid shots will be undertaken in the coming weeks. The Company has made good progress in optimizing operations at Garrington and will continue to review operations for further improvements, especially towards lowering operating costs. For example, a review is underway to

determine whether operating costs can be reduced by replacing pumpjacks on certain wells with plunger lift systems. The 6-35 Battery does not have produced water disposal facilities; a review is being undertaken to determine whether a disposal well and facilities can be installed at the battery to reduce water disposal costs. Now that production rates have stabilized at the well at 6-6-35-2 W5M, rental of the pumping equipment will be eliminated to reduce operating costs.

Based on its success at increasing production at Garrington, the Company is reviewing additional opportunities in the area to expand production. In addition, the Company continues to search for acquisition opportunities to increase its base of reserves and production.

SCHWANBERG INTERNATIONAL INCORPORATED

News Release **December 1, 2003**

For Immediate Release:

Schwanberg International Announces Financial Results for Third Quarter and Nine Months of 2003

CALGARY, Alberta (December 1, 2003) – Schwanberg International Incorporated ("Schwanberg" or "the Company") (SCH:TSX) announced its results today for the three months and nine months period ended September 30, 2003.

Results for the period ended September 30, 2003 include:

- Production sales for the third quarter averaged 87 barrels of oil equivalent per day ("boepd", 6:1 natural gas to oil conversion ratio) compared to 37 boepd during the second quarter of 2003.
- Production sales averaged 53 boepd during the nine month period.
- Cash flow for the nine months ended September 30, 2003 was $215,898 or $0.016 per share compared to cash flow of $(93,855) or $ 0.008 per share for the same period of 2002.
- Net earnings for the nine months of September 2003 was $52,967 or $0.004 per share compared to a loss of $140,570 or $(0.012) per share for the same period of 2002.

The increased production rates at Lanex Resources Inc.'s ("Lanex") operations at Garrington in central Alberta and strong commodity prices contributed to the improved financial results of the Company. Lanex is a wholly owned subsidiary of Schwanberg. A recompletion of one well in which Lanex has a 50% working interest added 61 boepd to the company's production during the third quarter. In September, the Alberta Energy & Utilities Board ("AEUB") approved an application by Lanex for Good Production Practice on a well in which the company has a 10% working interest. This approval will allow higher production rates form the well starting in the fourth quarter.

Based in Calgary, Schwanberg is involved in the exploration and exploitation of petroleum reserves in Western Canada. Schwanberg is listed on the TSX Venture Exchange and trades under the symbol "SCH". For additional information on Schwanberg, please contact

Mr. Burkhard Franz
President
Tel – 403-261-3634
Fax-403-262-4019
b.franz@schwanberg.ca

Ms. Savi Franz
Chief Financial Officer
Tel – 403-261-3634
Fax – 403-265-3348
s.franz@schwanberg.ca

SCHWANBERG INTERNATIONAL INCORPORATED

News Release **December 1, 2003**

CONSOLIDATED BALANCE SHEET

	SEPTEMBER 30 2003	DECEMBER 31 2002
ASSETS		
Current		
Cash	$ 429,106	$ 446,279
Accounts receivable	513,877	569,252
Income tax receivable	-	14,269
Prepaid expenses and deposits	-	20,154
Investments	38,593	
	981,576	1,049,954
Property, Plant And Equipment (Note 4)	1,207,407	1,028,166
	$ 2,188,983	$ 2,078,120
LIABILITIES		
Current		
Bank indebtedness (Note 6)	$ 10,000	$ 270,000
Accounts payable and accrued liabilities	1,185,770	1,023,095
Payable to related parties	-	84,779
	1,195,770	1,377,874
Future Income Taxes	181,600	181,600
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	1,505,742	1,265,742
Contributed Surplus	138,759	138,759
Deficit	(832,888)	(885,855)
	811,613	518,646
	$ 2,188,983	$ 2,078,120

SCHWANBERG INTERNATIONAL INCORPORATED

News Release **December 1, 2003**

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	**2003**	2002
Income				
Oil and gas revenue	$ **302,204**	$ -	$ **521,136**	$ -
Interest	**506**	2,287	**826**	3,653
	302,710	2,287	**521,962**	3,653
Cost Of Production				
Operating expenses	**133,720**	-	**202,636**	-
Depletion	**91,155**	-	**161,042**	-
	224,875	-	**363,678**	-
	77,835	2,287	**158,284**	3,653
Administrative Expenses				
Bank charges and interest	**4,260**	396	**9,373**	1,535
Office facilities and services	**4,498**	5,324	**37,689**	15,192
Professional fees	**10,906**	14,496	**48,854**	24,521
Promotion and travel	**5,875**	1,175	**17,900**	4,614
Telephone	**2,211**	803	**16,767**	3,615
Regulatory	**1,799**	2,028	**9,751**	9,919
Transfer agent	**848**	930	**3,576**	2,112
Depreciation	**885**	-	**1,889**	-
Management fees	**26,468**	18,000	**50,468**	36,000
Consulting fees	**3,767**	-	**9,329**	-
Overhead recovery	**(100,279)**	-	**(100,279)**	-
	(38,762)	45,770	**105,317**	97,508
Income (Loss) Before The Following	**116,597**	(43,483)	**52,967**	(93,855)
Write Down Of Advances Receivable	**-**	(46,715)	**-**	(46,715)
Net Income (Loss) For The Period	**116,597**	(90,198)	**52,967**	(140,570)
Deficit, Beginning Of Period	**(949,485)**	(755,205)	**(885,855)**	(704,833)
Deficit, End Of Period	$ **(832,888)**	$ (845,403)	$ **(832,888)**	$ (845,403)
Basic And Diluted Income (Loss) Per Share	$ **0.01**	$ (0.01)	$ **0.01**	$ (0.02)
Basic And Diluted Weighted Average Number Of Shares	**13,206,718**	10,339,327	**12,212,213**	9,097,893

SCHWANBERG INTERNATIONAL INCORPORATED

News Release **December 1, 2003**

STATEMENT OF CONSOLIDATED CASH FLOWS

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	**2003**	2002
Cash Flows From Operating Activities				
Income (Loss) for the period	$ **116,597**	$ (90,198)	$ **52,967**	$ (140,570)
Add: Items not involving cash:				
Write down of advances receivable	-	46,715	-	46,715
Depletion and depreciation	**92,040**	-	**162,931**	-
	208,637	(43,483)	**215,898**	(93,855)
Change in non-cash working capital items	**(5,596)**	64,928	**252,473**	176,711
	203,041	21,445	**468,371**	82,856
Cash Flows From Investing Activities				
Investments	**(4,411)**	-	**(63,593)**	-
Oil and gas property acquisitions	**(91,293)**	-	**(306,062)**	-
Purchase of capital assets	-	-	**(11,110)**	-
Acquisition of subsidiary, net of cash acquired	-	(633,098)	-	(633,098)
	(95,704)	(633,098)	**(380,765)**	(633,098)
Cash Flows From Financing Activities				
Shares issued for cash	**240,000**	65,000	**240,000**	65,000
Bank indebtedness	**(237,670)**	240,000	**(270,000)**	240,000
Payable to related parties	**(35,000)**	45,000	**(74,779)**	45,000
	(32,670)	350,000	**(104,779)**	350,000
Increase (Decrease) In Cash	**74,667**	(261,653)	**(17,173)**	(200,242)
Cash, Beginning Of Period	**354,439**	377,074	**446,279**	315,663
Cash, End Of Period	$ **429,106**	$ 115,421	$ **429,106**	$ 115,421